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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 20 August 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press statement dated 20 August 2003 "ORANGE PLC Announces Pricing for Tender Offer and Consent Solicitation with Respect to Its 8 3/4% Senior Notes due 2006".

        This press statement is only being communicated in accordance with Article 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended.

ORANGE PLC
Announces Pricing for Tender Offer and Consent Solicitation with Respect to
Its 8 3/4% Senior Notes due 2006

        London, England—20 August 2003—Orange plc, a public limited liability company incorporated under the laws of England and Wales (the "Company"), announced today that it has determined the Total Consideration with respect to its previously announced offer to purchase for cash (the "Tender Offer") of any and all of its outstanding 8 3/4% Senior Notes due 2006 (the "Notes") and concurrent solicitation of consents from holders of Notes (the "Consent Solicitation") to adopt amendments to the Indenture dated 11 June 1999 under which the Notes were issued.

        The "Total Consideration" that will be paid upon consummation of the Tender Offer and Consent Solicitation to holders of Notes who validly tendered, and did not validly withdraw, their Notes before 5:00 p.m., New York City time, on 11 August 2003 (the "Consent Date") will be $1,154.34 per $1,000 principal amount of Notes. Included in the Total Consideration is a "Consent Payment" equal to $20 per $1,000 principal amount of Notes purchased. Holders who validly tender their Notes after the Consent Date and prior to the Expiration Date (as defined below) shall receive the Total Consideration less the Consent Payment. The Total Consideration was calculated using a fixed spread of 75 basis points over the yield to maturity of 2.00% United States Treasury Notes due 15 May 2006 (the "Reference Security"). The yield to maturity of the Reference Security was set at 9:00 a.m. New York City time, on 20 August 2003.

        The expiration date for the Tender Offer and Consent Solicitation will be 12:00 Midnight, New York City time, on 22 August 2003, unless further extended or earlier terminated (such time and date, as the same may extended, the "Expiration Date"). The Company currently expects that the payment date for the Notes validly tendered and accepted to be 27 August 2003 (the "Payment Date"). Accrued and unpaid interest in respect of the Notes, from the last interest payment date prior to the Payment Date up to but excluding the Payment Date, shall also be paid on the Payment Date to all holders whose Notes have been validly tendered, and not validly withdrawn, and accepted for purchase.

        This announcement is not an offer to purchase the Notes. The Tender Offer and Consent Solicitation is made solely pursuant to the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated 18 July 2003 (the "Offer Statement") and the accompanying Consent and Letter of Transmittal and related documents (the "Letter of Transmittal"). The Offer Statement and the Letter of Transmittal should be read carefully before any decision is made with respect to the Tender Offer and Consent Solicitation.

        Citigroup Global Markets Inc. is acting as the exclusive dealer manager for the Tender Offer. The depositary and information agent for the Tender Offer is Global Bondholder Services Corp. Additional information about the terms and conditions of the Tender Offer and Consent Solicitation may be obtained from the depositary and information agent at Global Bondholder Services Corp., 65 Broadway—Suite 704, New York, New York 10006, (telephone: (866) 470-4500 (toll free) (212) 430-3774 (collect)) or from the dealer manager, Citigroup Global Markets Inc., 390 Greenwich Street, 4th Floor, New York, New York 10013, (telephone: (800) 558-3745 (toll free), (212) 723-6106 (collect)).

        This announcement does not constitute a recommendation regarding the Tender Offer and Consent Solicitation by any of the Company, the Depositary and the Information Agent or the Dealer Manager, nor any of their respective officers, directors, employees or affiliates. Holders should seek advice from an independent financial advisor as to the suitability of the transactions described herein for the individual concerned.

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        Citigroup Global Markets Inc. is acting as the exclusive Dealer Manager for the Tender Offer. The depositary and information agent for the Tender Offer is Global Bondholder Services Corp. Additional information about the terms and conditions of the Tender Offer and Consent Solicitation may be obtained from the Depositary and Information Agent at Global Bondholder Services Corp., 65 Broadway—Suite 704, New York, New York 10006, (telephone: (866) 470-4500 (toll free) (212) 430-3774 (collect)) or from the dealer manager, Citigroup Global Markets Inc., 390 Greenwich Street, 4th Floor, New York, New York 10013, (telephone: (800) 558-3745 (toll free), (212) 723-6106 (collect)).

For further information, please contact:

Orange Corporate Finance and Investor Relations

Tarek Robbiati VP Corporate Finance	+ 44 (0) 20 7984 1691
Katie Evans Investor Relations Manager	+ 44 (0) 20 7984 1710
Amélie Condroyer Investor Relations Manager	+ 44 (0) 20 7984 1710

Notes to Editors

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at the end of June 2003, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with over 19.4 million registered customers. As at the end of June 2003, Orange controlled companies had 45.6 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 20TH AUGUST 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

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SIGNATURES